EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2007	2008(1)	2009(1)	2010(1)	2011(1)	2012
Fixed charges and preferred stock dividends:
Interest	$ 379	$ 353	$ 455	$ 492	$ 549	$ 288
Interest portion of annual rentals	6	3	2	3	2	1
Preferred dividends of subsidiaries (2)	14	13	13	11	10	3
Total fixed charges	399	369	470	506	561	292
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 399	$ 369	$ 470	$ 506	$ 561	$ 292
Earnings:

Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 1,538	$ 1,009	$ 977	$ 1,079	$ 1,747	$ 586
Add:
Total fixed charges (from above)	399	369	470	506	561	292
Distributed income of equity investees	19	133	493	260	96	25
Less:
Interest capitalized	100	100	73	74	27	28
Preferred dividends of subsidiaries (2)	10	10	13	11	10	3
Total earnings for purpose of ratio	$ 1,846	$ 1,401	$ 1,854	$ 1,760	$ 2,367	$ 872
Ratio of earnings to combined fixed charges and preferred stock dividends	4.63	3.80	3.94	3.48	4.22	2.99

Ratio of earnings to fixed charges	4.63	3.80	3.94	3.48	4.22	2.99

(1)						As adjusted for the retrospective effect of a change in accounting principle. This change had no impact at December 31, 2007 or for the year then ended.
(2)						In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.